UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             WPCS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92931L-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             THOMAS E. SCHNUR, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                NOVEMBER 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D
CUSIP NO. 92931L-10-4                                                PAGE 2 OF 6

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. Johnson LLC(36-4379356)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3        SEC USE ONLY


________________________________________________________________________________
4        SOURCE OF FUNDS*

         OO  (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           850,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           850,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         850,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         OO

________________________________________________________________________________


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                                  SCHEDULE 13D
CUSIP NO. 92931L-10-4                                                PAGE 3 OF 6

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Norm Dumbroff

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         OO (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           850,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           850,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         850,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         OO

________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 92931L-10-4                                                PAGE 4 OF 6

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of WPCS International Inc., a Delaware corporation (OTCBB:
WPCS) ("WPCS"). WPCS has its principal executive offices at 140 South Village Avenue, Suite 20, Exton, Pennsylvania 19341.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed on behalf of J. Johnson LLC ("Johnson LLC") and Norm Dumbroff (collectively, the "Reporting Persons"). Mr. Dumbroff is the sole member of Johnson LLC.

         (b) Johnson LLC's principal executive office is located at 245 West Roosevelt Road, Boulevard 7, Suite 48, West Chicago, Illinois 60185, which address also serves as the principal business address of Mr. Dumbroff.

         (c) Johnson LLC is primarily engaged in the business of investing in both public and private entities on behalf of Mr. Dumbroff.

         (d) During the last five years, neither Johnson LLC nor Mr. Dumbroff have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Johnson LLC nor Mr. Dumbroff have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Johnson LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Dumbroff is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Johnson LLC acquired 850,000 shares of Common Stock of WPCS pursuant to the Agreement and Plan of Merger dated November 13, 2002 between WPCS, Invisinet Acquisitions Corp., Invisinet, Inc., Johnson LLC and E. J. von Schaumburg (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of Invisinet, Inc. issued and outstanding, for which Johnson LLC was a shareholder, was automatically converted, pursuant to a conversion formula contained therein, into shares of WPCS.

Item 4.  Purpose of Transaction.
         ----------------------

         All shares of WPCS's Common Stock acquired by the Reporting Persons were acquired for investment purposes. As of the date of this statement, neither Johnson LLC nor Mr. Dumbroff has any plan or proposal that relates to, or would result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Mr. Dumbroff shall be appointed a Director of WPCS.

                                  SCHEDULE 13D
CUSIP NO. 92931L-10-4                                                PAGE 5 OF 6

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

         (a) The Reporting Persons beneficially own 850,000 shares of the Common Stock of WPCS, which represent approximately 9.4% of the total issued and outstanding shares of WPCS based upon 9,025,632 shares outstanding as of July 31, 2002, as reported in the most recent Form 10-Q of WPCS.

         (b) Johnson LLC has the:

             (i) sole power to vote or to direct vote: 0

             (ii) shared power to vote or to direct vote: 850,000

             (iii) sole power to dispose or direct the disposition of: 0

             (iv) shared power to dispose or direct the disposition of: 850,000

         Mr. Dumbroff is the sole member of Johnson LLC and, for purposes of Rule 13d-3, may be deemed the beneficial owner of the shares beneficially owned by Johnson LLC. As such, Mr. Dumbroff may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 850,000 shares of WPCS.

         (c) Except as reported in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock of WPCS during the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         WPCS, Andrew Hidalgo ("Hidalgo"), Johnson LLC and E.J. von Schaumburg ("von Schaumburg") have entered into a Registration Rights Agreement dated November 13, 2002 pursuant to which WPCS has agreed to allow Hidalgo, Johnson LLC and von Schaumburg the right to participate in the registration of WPCS shares which WPCS may initiate from time to time. In addition, Hidalgo has granted Johnson LLC and von Schaumburg certain "tag-along rights."

         Except as otherwise disclosed, the Reporting Persons are not a party to any contracts, arrangements, understandings or relationships with respect to any securities of WPCS.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         o        Joint Filing Agreement dated November 20, 2002.

         o Registration Rights Agreement dated November 13, 2002 between WPCS, Andrew Hidalgo, Johnson LLC and E.J. von Schaumburg.

                                  SCHEDULE 13D
CUSIP NO. 92931L-10-4                                                PAGE 6 OF 6

         o Agreement and Plan of Merger dated November 13, 2002 between WPCS, Invisinet Acquisitions Corp., Invisinet, Inc., J. Johnson LLC and E. J. von Schaumburg.

                                  SCHEDULE 13D
CUSIP No. 92931L-10-4


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     J. JOHNSON LLC

                                                     By: /s/ Norm Dumbroff
                                                         ----------------------
                                                         Name:  Norm Dumbroff
                                                         Title:  President

Date:  November 13, 2002


                                                     /s/ Norm Dumbroff
                                                     --------------------------
                                                     Norm Dumbroff, individually